350 East Las Olas Boulevard, Suite 1750
Ft. Lauderdale, FL 33301-4268 Telephone: 954-991-5420 FACSIMILE: 844-670-6009
http://www.dickinsonwright.com

Clint J. Gage
CGage@dickinsonwright.com
954-991-5425

June 21, 2022

Via ELECTRONIC EDGAR FILING

Office of Finance

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Worthy Property Bonds, Inc.
Amendment No. 4 to Offering Statement on Form 1-A
Filed February 28, 2022
File No. 024-11563

Dear Sir or Madam:

We have electronically filed herewith on behalf of Worthy Property Bonds, Inc. (the “Company”) Amendment No. 5 (“Amendment No. 5”) to the above-referenced offering statement on Form 1-A originally filed on June 23, 2021 (“Form 1-A”). Amendment No. 5 is marked with < R > tags to show changes made from Amendment No. 4 to the Form 1-A which was filed on February 28, 2022. Set forth herein please find a narrative response, on behalf of the Company keyed to the comments of the staff of the Division of Corporation Finance (the “Staff”) set forth in the Staff’s comment letter to Sally Outlaw dated May 23, 2022. We trust you shall deem the contents of this transmittal letter responsive to your comment letter.

Amendment No. 4 to Offering Statement on Form 1-A

General

1. Comment: We note your disclosure throughout the offering circular and in the Plan of Distribution section that offers and sales of securities pursuant to the offering statement will be made by your management through the Worthy Website or through the Worthy App. According to the Florida Office of Financial Regulation website, it does not appear, however, that you have an approved issuer/dealer registration application in the state of Florida. Please advise how you will commence the offering within two calendar days after the qualification date without an approved issuer/dealer registration in the state of Florida.

Response: In response to the Staff’s comment, the Company has revised the disclosure in Amendment No. 4 to provide that the Company has entered into an agreement with Dalmore Group, LLC (“Dalmore”), which is registered as a broker-dealer under the Securities Exchange Act of 1934, as amended, and is a member of FINRA and the Securities Investor Protection Corporation. The sale of securities pursuant to the offering statement will be facilitated by Dalmore. Securities will be offered and sold only in states where Dalmore is registered as a broker-dealer.

Dickinson Wright PLLC

Securities and Exchange Commission

June 21, 2022

If the Staff has any further comments regarding Comment 1, please feel free to contact the undersigned.

Dickinson Wright PLLC

By:	/s/ Clint J. Gage
Clint J. Gage, Esq.

cc:	Michael Henderson/U.S. Securities and Exchange Commission
Hugh West/U.S. Securities and Exchange Commission
Tonya K. Aldave/U.S. Securities and Exchange Commission
John Dana Brown/U.S. Securities and Exchange Commission
Sally Outlaw/Worthy Property Bonds, Inc.